Exhibit 99.1

AGM GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2019	2018
	(Unaudited)	(Audited)

ASSETS
Cash and cash equivalents	$2,211,400	$7,865,345
Prepaid expenses and other current assets	477,027	532,289
Advance deposits	4,937,664	-
Total current assets	7,626,091	8,397,634
Investments	-	341,045
Property and equipment, net	70,913	97,933
Intangible assets, net	12,333	13,073
Total assets	$7,709,337	$8,849,685

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Accounts payable	$7,037	$79,650
Accrued expenses and other payables	1,486,252	1,703,134
Due to related parties	1,061,693	1,347,981
Total current liabilities	2,554,982	3,130,766
Total liabilities	2,554,982	3,130,766

SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 21,316,055 and 20,010,000 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively)	21,316	21,316
Class B Ordinary Shares (200,000,000 shares authorized with par value of $0.001, 11,910,000 and 11,910,000 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively)	11,900	11,900
Additional paid-in capital	7,695,605	7,695,605
Retained earnings	(2,873,937)	(2,313,312)
Accumulated other comprehensive income	299,471	303,411
Total shareholders’ equity	5,154,356	5,718,920
Total liabilities and shareholders’ equity	$7,709,337	$8,849,685

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	For the Six Months Ended June 30,
	2019	2018

Revenues
Service revenues	$105,599	$3,220,554
Service revenues - related party	-	932,401
Total Revenues	105,599	4,152,955
Cost of Revenues
Cost of revenues - related party	100,374	1,429,175
Cost of revenues	-	146,545
Total cost of revenues	100,374	1,575,720

Gross profit	5,225	2,577,235

Operating expenses
Selling, general & administrative expenses	761,953	2,092,431
Research and development expenses	-	398,188
Total operating expenses	761,953	2,490,619

(Loss) income from operations	(756,728)	86,616

Other income (expenses)
Other expenses	(25,053)	556
Gain on equity method investment	34,280	-
Total other income	9,228	556

(Loss) income from continuing operations before provision of income taxes	(747,500)	87,172
(Benefit from) provision for income taxes	(186,875)	504,537

Net loss from continuing operations	(560,625)	(417,365)

Loss from discontinued operations, net of income tax	-	(4,704,618)

Net loss	$(560,625)	$(5,121,983)

Comprehensive loss
Net loss	$(560,625)	$(5,121,983)
Foreign currency translation adjustment	(3,940)	(58,334)
Total comprehensive loss	$(564,565)	$(5,180,317)

Earnings per common share
Continuing operations - Basic and Diluted	$(0.03)	$(0.02)
Discontinued operations - Basic and Diluted	-	(0.23)

Net loss per common share - basic and diluted	$(0.03)	$(0.25)

Weighted average Class A ordinary shares outstanding, basic and diluted	20,951,074	20,552,825

The accompanying notes are an integral part of these consolidated financial statements

AGM GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2019	2018
Cash flows from operating activities
Net loss	$(560,625)	$(417,365)
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	28,178	195,799
Allowance for doubtful accounts	-	3,300
Gain on equity method investment	(34,280)	-
Changes in operating assets and liabilities:
Accounts receivable, net	-	206,665
Accounts receivable - related party	-	9,711
Prepaid expense and other current assets	56,038	31,392
Due from related parties	-	(3,228,486)
Accounts payable	(72,613)	-
Deposits payable	-	77,689
Accrued expenses and other payables	155,979	(127,842)
Unrecognized tax benefits	(186,875)	(885,794)
Income tax payable	-	(5,423)
Net cash used in operating activities	(614,198)	(4,140,354)

Cash flows from investing activities
Purchase of property and equipment	-	(43,302)
Deposits for anticipated acquisition	(4,937,664)	(394,371)
Proceeds from sale of equity investment	368,346	-
Net cash used in investing activities	(4,569,318)	(437,673)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	-	5,798,810
Proceeds from related parties	9,109	471,210
Repayments to related parties	(305,995)	(1,847,536)
Net cash (used in) provided by financing activities	(296,886)	4,422,484

Discontinued operations
Operating cash flows	-	(3,959,093)
Net cash used in discontinued operations	-	(3,959,093)

Effect of exchange rate changes on cash and cash equivalents	(173,543)	149,188
Net change in cash and cash equivalents	(5,653,945)	(3,965,448)
Cash and cash equivalents, beginning of the year	7,865,345	7,696,699
Cash and cash equivalents, end of the year	2,211,400	3,731,251

Supplemental cash flow information
Interest paid	$-	$-
Income taxes paid	$-	$5,423

Non-cash investing and financing activities
Expense paid by related party	$-	$28,523

The accompanying notes are an integral part of these consolidated financial statements

Financial Results for the Fiscal Six Months Ended June 30, 2019:

For the fiscal first half of 2019, revenue decreased by 97% to $105,599 as compared to $4.15 million during the fiscal first half of 2018. While we discontinued the forex trading brokerage business and the online forex trading service business in September 2018, we lost major clients on online trading and computer support service business. We are launching financial training network services after June 2019. This part of the service will target the beginner and intermediate users and help them to improve their basic trading skills and be more familiar with knowledge of modern trading software and financial markets.

Gross profit for the fiscal first half of 2019 decreased by 100% to $5,225 as compared to $2.58 million during the fiscal first half of 2018. Gross profit margin decreased to 5% for the fiscal first half of 2019 as compared to 62% for the fiscal first half of 2018. Gross profit margin decreased primarily due to higher percentage cost in the salaries, payroll taxes and employee benefit costs of our technology and management services.

Operating expenses decreased by 69% year-over-year to $761,953 as compared to $2.49 million year-over-year. The decrease is mainly attributable to the downsize of our organization and continuing operation activities. As a percentage of revenue, operating expenses were 731% in the fiscal first half of 2019, compared with 60% in the fiscal first half of 2018.

Income from continuing operations for the fiscal first half of 2019 decreased to a loss of $747,500 in the fiscal first half of 2019, as compared with a $87,172 income from continuing operations in the fiscal first half of 2018.

Net loss from continuing operations for the fiscal first half of 2019 increased by 34% to $560,625, as compared to $417,365 in the fiscal first half of 2018.

Loss from discontinued operation for the fiscal first half of 2019 decreased by 100% to $0, as compared to $4.70 million in the fiscal first half of 2018.

Net loss attributable to AGM Group Holdings Inc. (“the Company”) for the fiscal first half of 2019 totaled $560,625 as compared to $5.12 million in the fiscal first half of 2018. Earnings per share for the fiscal first half of 2019 was negative $0.03 based on 21,316,055 shares total outstanding as of the fiscal period.

Comprehensive loss attributable to the Company for the fiscal first half of 2019 decreased 95% to $275,702 as compared with $5.18 million in the fiscal first half of 2018. The decrease was mainly due to the higher loss from discontinued operations, hence the higher loss in net loss in fiscal first half of 2018.

Financial Conditions

As of June 30, 2019, the Company had cash of $2.21 million, compared to $7.87 million at December 31, 2018. Total working capital was $5.07 million as of June 30, 2019, compared to $5.27 million at the end of 2018.

On September 5, 2018, the Company sold 90% equity of wholly owned subsidiary AGM Holdings incorporated AGM Group Ltd (“AMG Belize”) to Mr. Zhentao Jiang, a related party, at a sales price of $450,000. The Company recognized the remaining 10% equity in AGM Belize under cost method investment of $0 as its initial investment was immaterial.

On June 10, 2019, the Company sold its 20% equity interest in Guochuang Shenzhen Investment Co. Ltd. to a related third party at a sales price of RMB2,500,000 (approximately $368,346). The Company realized a gain of $34,280 from the disposal of 100% equity investment.

Intent of Equity Acquisition

The Company entered into a letter of intent of equity acquisition with Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”) on February 26, 2019. Pursuant to the Letter of Intent, the Company intended to acquire 100% of Yushu Kingo’s equity by issuing new shares and using cash. The acquisition price will be subject to an audit report of a qualified auditing firm and further determined by the Company and Yushu Kingo upon completion of due diligence by the Company and necessary regulatory approval. The proposed transaction is also subject to a definitive share purchase agreement to be negotiated between the two parties, as well as other customary closing conditions.

Business Purchase

On July 26, 2019, the Company entered into a Share Exchange Agreement (the “Agreement”) with Anyi Network Inc., a Cayman Islands corporation (“Anyi”) and the shareholders of Anyi.

The Agreement provides that the shareholders of Anyi shall sell, transfer, convey, assign and deliver 7,010,000 ordinary shares of Anyi, par value $0.0001 per share (the “Anyi Shares”), representing all of the issued and outstanding shares of Anyi, to the Company, and in consideration therefor, the Company shall pay$400,000 in cash and issue an aggregate of 475,000 duly authorized, fully paid and nonassessable Class A ordinary shares of the Company (the “AGM Shares”)valued at $16.00 per share to the shareholders of Anyi (the “Share Exchange”). The total consideration underlying the Share Exchange shall be $8,000,000.

4